Exhibit 4.32
DESCRIPTION OF COMMON STOCK REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
General
The following is a description of the material terms of the common stock, par value $0.01 per share (“common stock”) of Quest Diagnostics Incorporated (the “Company”) included in our restated certificate of incorporation and our amended and restated by-laws and is only a summary. You should refer to our restated certificate of incorporation, as amended, and our amended and restated by-laws, which are incorporated by reference as exhibits to this Annual Report on Form 10-K, for more information.
Our authorized capital stock consists of 600,000,000 shares of common stock and 10,000,000 shares of series preferred stock, par value $1.00 per share (“preferred stock”).
Common Stock
Holders of our common stock are entitled to receive, as, when and if declared by our board of directors, dividends and other distributions in cash, stock or property from our assets or funds legally available for those purposes, subject to any dividend preferences that may be attributable to preferred stock. Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. Holders of common stock are not entitled to cumulative voting for the election of directors. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution, subject to any prior rights of any holders of preferred stock then outstanding.
Our common stock is traded on the New York Stock Exchange under the symbol “DGX.”
Delaware Law and our Certificate of Incorporation and By-Law Provisions may have an Anti-Takeover Effect
Provisions in our restated certificate of incorporation, amended and restated by-laws and Delaware law could make it harder for someone to acquire us through a tender offer, proxy contest or otherwise.
Section 203 of the Delaware General Corporation Law
We are governed by the provisions of Section 203 of the Delaware General Corporation Law, which provides that a person who owns (or within three years, did own) 15% or more of a company’s voting stock is an “interested stockholder.” Section 203 prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period commencing three years from the date in which the person became an interested stockholder unless:
•the board of directors approved the transaction that resulted in the stockholder becoming an interested stockholder;
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Exhibit 4.32

•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation (excluding shares owned by officers, directors, or certain employee stock purchase plans); or
•at or subsequent to the time the transaction is approved by the board of directors, there is an affirmative vote of at least 66.67% of the outstanding voting stock.
Section 203 could prohibit or delay mergers or other takeover attempts against us and accordingly, may discourage attempts to acquire us through tender offer, proxy contest or otherwise.
Potential Issuances of Preferred Stock
Our restated certificate of incorporation permits us to issue, without prior permission from our stockholders, up to 10,000,000 shares of preferred stock.
Our board of directors may, without further action of the stockholders, issue undesignated preferred stock in one or more classes or series. Any undesignated preferred stock issued by us may rank prior to our common stock as to dividend rights, liquidation preference or both; have full or limited voting rights; and be convertible into shares of common stock or other securities.
The powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, of the preferred stock of each series will be fixed or designated by our board of directors pursuant to a certificate of designation.
The preferred stock will, when issued, be fully paid and non-assessable.
Although our board of directors has no intention at the present time of doing so, it could issue a class or series of preferred stock that could, depending on the terms of such class or series, impede completion of a merger, tender offer or other takeover attempt that some, or a majority, of stockholders might believe to be in their best interests or in which stockholders might receive a premium for their shares over the then-current market price of such shares.
Special Meetings
Special meetings of the stockholders may be called by our board of directors or by written request of stockholders owning not less than fifteen percent (15%) in the aggregate of our common stock and who have held that amount in a net long position continuously for at least one (1) year.
Stockholder Action by Written Consent
Our restated certificate of incorporation permits stockholders to take action by written consent in lieu of a meeting of stockholders, with not less than the minimum number of votes that would be necessary to take such action if the matter was presented at a meeting of stockholders at which all shares entitled to vote thereon were present and voted.
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Exhibit 4.32

Limitations on Liability and Indemnification of Officers and Directors
Our restated certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, including, without limitation, directors serving on committees of our board of directors. Directors remain liable for:
•any breach of the director’s duty of loyalty to us or our stockholders;
•any act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law;
•any violation of Section 174 of the Delaware General Corporation Law, which proscribes the payment of dividends and stock purchases or redemptions under certain circumstances; and
•any transaction from which the directors derive an improper personal benefit.
This provision, however, has no effect on the availability of equitable remedies such as an injunction or rescission. Additionally, this provision will not limit liability under state or federal securities laws. Our restated certificate of incorporation and amended and restated by-laws provide that we shall indemnify our officers and directors to the fullest extent permitted by such law.
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